SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.	Vivax S.A.
CNPJ/MF nº 00.108.786/0001-65	CNPJ/MF nº 01.402.946/0001-47
NIRE nº 35.300.177.240	NIRE nº 35.300.147.880
Companhia Aberta	Companhia Aberta
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP	Avenida José Meneghel nº 65 Americana-SP

US free translation

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET”), a publicly-held company with headquarters at Rua Verbo Divino nº 1.356 - 1º andar, in the City and State of São Paulo, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 00.108.786/0001 -65, and Vivax S.A. (“VIVAX”), a publicly-held company with headquarters at Avenida José Meneghel, nº 65, Distrito Maria J. Abraão, in the City of Americana in the State of São Paulo, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 01.402.946/0001 -47, jointly referred to as “Companies”, pursuant to Paragraph 4 of Art. 157 of Law 6.404/76, as amended, and CVM Instruction 358/02, as amended, and as a follow-up to the Material Facts published on October 12, 2006 and December 05, 2006, hereby announce to their shareholders, the market, and other interested parties, the following Material Fact:

On the decision issued on May 16, 2007, the National Telecommunications Agency (“ANATEL”) authorized the acquisition of the control of Vivax by NET, pursuant to the terms and conditions set out in the Share Purchase Agreement and Other Arrangements signed by NET and Vivax’s controllers shareholders on October 11, 2006.

The Restructuring steps, as defined bellow, will be submitted to the management of each company and then it should be approved by BTVC, Vivax and NET’s shareholders at their respective shareholders’ meetings, to be called at an opportune time. Dissenting shareholders, except for NET’s preferred shareholders, are ensured withdrawal rights according to the parameters established by the applicable legislation.

The corporate structure to be implemented of Vivax’s control acquisition will be the one indicated in item 4.2.1 of the Material Fact published on October 12, 2006, in other words, the incorporation of Brasil TV a Cabo Participações S.A. (“BTVC”) by Vivax and, subsequently, the incorporation of shares issued by Vivax to NET’s capital, with the conversion of Vivax into NET’s wholly-owned subsidiary (“Restructuring”).

The exchange ratio indicated in item 3 of the Material Fact published on October 12, 2006 will be maintained and thus Vivax’s shareholders will received 0.5678 preferred NET’s share for each Vivax share, irrespective of class.

The valuation reports for NET and Vivax, as well as all the terms and conditions for the Restructuring will be released to the market at an opportune moment.

São Paulo, May 16, 2007.

Net Serviços de Comunicação S.A.
João Adalberto Elek Jr.
Chief Financial and Investor Relations Officer

Vivax S.A.
Gilson Roberto Granzier
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.